UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   MARLA J. FRANKLIN
   701 5th Ave


   Des Moines, IA  50391-2007
2. Issuer Name and Ticker or Trading Symbol
   ALLIED Group, Inc. (GRP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/01/98    F    V   108.0000      D  $31.4375                    D  Direct
Common Stock                                  03/01/98    F    V   36.0000       D  $31.4375                    D  Direct
Common Stock                                  08/17/98    G    V   825.0000      D                              D  Direct
Common Stock                                  08/20/98    G    V   2,887.0000    D               2,098.8532     D  Direct
Common Stock                                                                                     31,049.0133    I  by ESOP
Common Stock                                  08/17/98    G    V   825.0000      A                              I  by Trust
Common Stock                                  08/20/98    G    V   2,887.0000    A                              I  by Trust
Common Stock                                  08/25/98    S        3,712.0000    D  $47.2500     0.0000         I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $32.5313        03/10/98       A     V   8,000.0000                        (1)          03/10/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     03/10/98  Common Stock                   8,000.0000                8,000.0000    D   Direct
(right to buy)

Explanation of Responses:

(1)
The nonqualified option becomes exercisable in 33 1/3% increments on 3/10/01, 3/10/02, and 3/10/03, respectively.
-
On November 28, 1997, the common stock of ALLIED Group, Inc. split 3-for-2, resulting in the reporting person's acquisition of
1,978.4273 shares of common stock owned directly and 9,678.2956 shares owned indirectly by ESOP.

SIGNATURE OF REPORTING PERSON
/S/ MARLA J. FRANKLIN
DATE